

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 2, 2009

Headwaters Incorporated
Attention: Steven G. Stewart, Chief Financial Officer
10653 South River Front Parkway, Suite 300
South Jordan, Utah 84095

Re: Headwaters Incorporated
Definitive Proxy Statement
Filed January 14, 2009
File No. 001-32459

Dear Mr. Stewart:

        In furtherance to comment 11 in our letter dated December 18, 2008, regarding your registration statement on Form S-3 filed on November 21, 2008 (File No. 333-155565) and your annual report on Form 10-K for your fiscal year ended September 30, 2008 (File No. 001-32459), we have reviewed your definitive proxy statement filed on January 14, 2009 and have the following comments.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Compensation Objectives, page 14

1.   With a view towards future disclosure, please tell us whether the compensation committee engages in benchmarking and targets a particular percentage or range for the compensation paid to your executive offices. We believe your existing disclosure on this point is ambiguous.

Compensation Components, page 18

Short-Term Compensation, page 18

2.   With a view towards future disclosure, please tell us how the compensation committee uses the data in the second paragraph of this subsection and explain how this data bears on your practices with respect to short-term compensation. In doing so, please tell us what the performance targets were for each of your three operating business units. In addition, please tell us how you calculate "operating income prior to goodwill impairment" and quantify this amount.

Base Salary, page 18

3.   We note that Mr. Benson asked the compensation committee to amend his employment
        agreement and that the compensation committee subsequently reduced "his annual
        compensation to $650,000." With a view towards future disclosure, please tell us what
        terms of his employment agreement Mr. Benson specifically asked the committee to
        amend (presumably his salary but it is not clear from your disclosure) and whether by
        "annual compensation" you mean Mr. Benson's base salary.

Annual Bonus, page 18

4.   We note that you have disclosed the size of the bonus pool for each operating division
        and that it is a percentage of division operating income. With a view towards future
        disclosure, please tell us the percentage of division operating income used for the funding
        determination for each bonus pool.

5.   With a view towards future disclosure, please tell us is greater detail how the individual
        bonus pool share is established.

6.   With a view towards future disclosure, please tell us what the individual goals were for
        each named executive officer.

7.   In future filings, to the extent you believe it would clarify the operation of your incentive
        compensation practices, please add an illustration of the application of your annual bonus
        plan using one of your named executive officers as an example.

Long-Term Incentive Compensation, page 20

8.   With a view towards future disclosure, please tell us how the CEO determines the
        "individual factor" in the award calculation. In doing so, please address whether this
        determination is subjective and clarify, if true, that the CEO recommends and sets his
        own "individual factor."

9.   With a view towards future disclosure, please tell us why only 50% of the earned payouts
        occurred at the end of fiscal 2008, the end of the three-year performance period.

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after reviewing
your responses to our comments.

Please contact Dieter King, staff attorney, at (202) 551-3338 or me, at (202) 551-3760 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Linda Williams, Esq. (Via Facsimile 415-983-1200)